April 25, 2014

Deborah O’Neal-Johnson, Esquire

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  T. Rowe Price Diversified Small-Cap Growth Fund, Inc.

 File Nos.: 333-26323/811-08203

 Post-Effective Amendment No. 22

Dear Ms. O’Neal-Johnson:

I am counsel to T. Rowe Price Associates, Inc., which serves as the sponsor and investment adviser to all outstanding series of the above-referenced registrant. The registrant proposes to file the above-referenced Post-Effective Amendment to its registration statement pursuant to Rule 485(b) under the Securities Act of 1933.

I have reviewed the amendment to the registration statement and represent that it does not contain disclosures that, in my opinion, would render the amendment ineligible to become effective pursuant to Rule 485(b).

Sincerely,

/s/Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.